Sibanye Stillwater Limited
Incorporated in the Republic of South Africa
Registration number 2014/243852/06
Share codes: SSW (JSE) and SBSW (NYSE)
ISIN – ZAE000259701
Issuer code: SSW
(“Sibanye-Stillwater”,”the Company” and/or “the Group”)

Registered Address:
Constantia Office Park
Bridgeview House • Building 11 • Ground Floor
Cnr 14th Avenue & Hendrik Potgieter Road
Weltevreden Park • 1709

Postal Address:
Private Bag X5 • Westonaria • 1780

Tel +27 11 278 9600 • Fax +27 11 278 9863

Website: www.sibanyestillwater.com

MARKET RELEASE

Sibanye-Stillwater Mineral Resources and Mineral Reserves declaration as at 31 December 2022

Johannesburg, 17 February 2023: Sibanye-Stillwater (Tickers JSE: SSW and NYSE: SBSW) is pleased to report attributable Group Mineral Resources and Mineral Reserves as at 31 December 2022.

The declared Mineral Resources and Mineral Reserves for the Group's managed operations and projects are the outcome of a detailed annual operational and life of mine (LoM) planning process and are indicative of the considerable underlying mineral assets base which supports sustainable long-life production.

The Group has established a diversified portfolio of assets across five continents, with substantial Mineral Resources underpinning long life production of a diverse mix of metals and minerals - which reduces risk and supports its strategy of producing green metals and future energy solutions.

This Mineral Resource and Mineral Reserve declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resource and Mineral Reserve declaration which will be available in the Group Mineral Resource and Mineral Reserve Report, when published on 24 April 2023 at www.sibanyestillwater.com/news-investors/reports/annual/.

1.Salient features

•A maiden lithium (Li) Mineral Reserve of 193.6kt of Lithium Carbonate Equivalent (LCE), and a 26% increase in Li Mineral Resources to 243.5kt of LCE:
–Continuous execution and delivery on the Group’s green metals strategy with an increased focus on battery metals, has led to an increase in attributable ownership of the Keliber project in Finland from 26.6% to 84.96%
–The declaration of Mineral Reserves follows the completion of a positive Feasibility Study (FS) and the approval for the construction of the Keliber project
–Ongoing, successful exploration at the large and prospective mineral tenement holdings at Keliber also contributed an additional 30.4kt of attributable LCE Mineral Resource

•2E PGM Mineral Reserves of 26.3Moz and Mineral Resources of 56.0Moz following the repositioning of our US PGM operations and consequent update of the life of mine (LoM) plans:
–The Mineral Reserves supports a 42 year LoM, building up to 700koz of annual production by 2026
–The estimates reflects minor year-on-year decreases of 3.6% and 7.1% respectively, due to enhanced estimation methodologies, with considerable Mineral Reserve upside potential remaining, based on the very large Inferred Resource base of 44.8Moz

•31.4Moz 4E PGM Mineral Reserves at our SA PGM operations, and a 1.9% increase in Mineral Resources to 135.6Moz:
–The 2.3% decrease in Mineral Reserves was principally driven by depletion of 2.7Moz during 2022, partly off-set by the conclusion of a positive FS at the 50% owned Mimosa North Hill project (+1.5Moz), which is currently under board consideration for construction
–The large 4E PGM Mineral Resources base at the SA PGM operations provide significant opportunity to increase future Mineral Reserves, extending the life of the operations and unlocking substantial value, subject to the necessary studies being completed and a supportive investment environment
•Stable Mineral Reserves of 12.9Moz (-0.6%), and Mineral Resources of 55.5Moz (-8.2%) at our SA gold operations and projects (including DRDGOLD)

2.Group overview

Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM			Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Operations	Measured	19.3	10.4	6.4	6.4	15.1	14.3	6.9	6.9
		Indicated	19.1	7.9	4.8	4.8	19.9	13.7	8.8	8.8
		Measured + Indicated	38.3	9.1	11.3	11.3	35.0	14.0	15.7	15.7
		Inferred	114.0	12.2	44.8	44.8	113.6	12.2	44.6	44.6
	Exploration	Measured	18.8	0.8	0.5	2.8	23.5	0.9	0.7	2.8
		Indicated	21.5	0.6	0.4	2.3	27.8	0.7	0.6	2.4
		Measured + Indicated	40.3	0.7	0.9	5.1	51.3	0.8	1.3	5.2
		Inferred	5.0	0.5	0.1	0.4	7.5	0.9	0.2	0.6
Southern Africa²	Operations	Measured	262.8	4.7	39.3	54.6	257.2	4.7	38.5	53.5
		Indicated	499.9	4.2	67.4	86.0	488.7	4.2	65.4	83.9
		Measured + Indicated	762.6	4.4	106.7	140.6	745.9	4.3	103.9	137.4
		Inferred	205.3	4.4	28.8	37.4	209.3	4.3	29.2	38.1
	Exploration	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	253.7	4.1	33.5	47.0	247.3	4.2	33.3	46.6
		Measured + Indicated	255.4	4.1	33.7	47.3	249.0	4.2	33.5	46.9
		Inferred	165.4	3.7	19.4	27.5	162.4	3.7	19.4	27.3
Total Measured + Indicated			1,096.7	4.3	152.6	204.3	1,081.3	4.4	154.4	205.3
Grand total			1,586.4	4.8	245.7	314.4	1,574.1	4.9	247.8	315.8

GOLD			Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas	Exploration	Measured	656.7	0.1	2.5	2.6	661.4	0.1	2.5	2.7
		Indicated	614.2	0.1	1.7	2.5	622.2	0.1	1.7	2.6
		Measured + Indicated	1,270.9	0.1	4.1	5.2	1,283.6	0.1	4.2	5.2
		Inferred	202.7	0.1	0.5	0.8	206.1	0.1	0.5	0.8
Southern Africa	Operations	Measured	203.2	3.0	19.4	20.0	220.4	2.8	19.8	20.2
		Indicated	344.5	1.5	16.2	17.9	396.6	1.3	16.3	18.8
		Measured + Indicated	547.7	2.0	35.6	37.9	617.0	1.8	36.2	39.0
		Inferred	35.4	5.8	6.6	6.7	41.3	8.2	10.9	11.0
	Development	Measured	0.3	13.4	0.1	0.1	0.3	13.8	0.1	0.1
		Indicated	5.8	11.1	2.1	2.1	5.8	11.5	2.1	2.1
		Measured + Indicated	6.0	11.2	2.2	2.2	6.0	11.6	2.2	2.2
		Inferred	31.5	4.2	4.3	4.3	31.5	4.2	4.3	4.3
	Exploration	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Total Measured + Indicated			1,868.8	0.8	48.3	51.7	1,950.7	0.8	49.0	52.9
Grand total			2,142.4	0.9	60.1	63.9	2,233.6	0.9	65.2	69.4

LITHIUM³			Tonnes	Li	LCE	LCE 100%	Tonnes	Li	LCE	LCE 100%
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Europe	Development	Measured	0.5	0.5	13.5	15.8	1.1	0.5	33.3	125.3
		Indicated	3.3	0.5	86.1	101.4	2.4	0.5	62.0	232.9
		Measured + Indicated	3.9	0.5	99.6	117.2	3.6	0.5	95.3	358.2
		Inferred	2.8	0.4	57.1	67.3	0.4	0.4	9.8	36.9
Americas	Exploration	Measured	2.7	0.2	24.8	356.8	2.8	0.2	25.4	356.8
		Indicated	6.1	0.2	50.4	725.2	6.3	0.2	51.6	725.2
		Measured + Indicated	8.8	0.2	75.2	1,082.0	9.0	0.2	77.0	1,082.0
		Inferred	1.4	0.2	11.6	166.8	1.4	0.2	11.9	166.8
Total Measured + Indicated			12.7	0.3	174.8	1,199.2	12.6	0.3	172.3	1,440.2
Grand total			16.9	0.3	243.5	1,433.3	14.4	0.3	194.0	1,643.9

URANIUM			Tonnes	Grade	U₃O₈	U₃O₈ 100%	Tonnes	Grade	U₃O₈	U₃O₈ 100%
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Southern Africa	Exploration	Measured	158.0	0.1	40.4	50.5	159.5	0.1	40.5	50.6
		Indicated	49.1	0.2	26.1	28.5	47.5	0.2	25.9	28.3
		Measured + Indicated	207.0	0.1	66.5	79.0	207.0	0.1	66.4	78.8
		Inferred	—	1.1	0.1	0.1	—	1.1	0.1	0.1
Grand total			207.1	0.1	66.6	79.1	207.1	0.1	66.5	78.9

COPPER			Tonnes	Grade	Copper	Copper 100%	Tonnes	Grade	Copper	Copper 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Americas	Exploration	Measured	656.7	0.4	6,179.2	6,558.0	661.4	0.4	6,200.9	6,559.5
		Indicated	614.2	0.4	5,477.1	6,320.5	622.2	0.4	5,544.1	6,368.7
		Measured + Indicated	1,270.9	0.4	11,656.3	12,878.5	1,283.6	0.4	11,745.0	12,928.2
		Inferred	202.7	0.4	1,812.1	2,098.4	206.1	0.4	1,856.9	2,150.3
Grand total			1,473.6	0.4	13,468.4	14,976.9	1,489.7	0.4	13,601.8	15,078.5

ZINC	Australia		Tonnes	Zinc	Zinc	Zinc 100%	Tonnes	Zinc	Zinc	Zinc 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Exploration	New Century	Measured	0.2	4.8	21.0	105.8	0.2	4.8	21.2	105.8
		Indicated	1.8	5.7	221.0	1,111.1	1.8	5.7	222.1	1,111.1
		Measured + Indicated	2.0	5.6	242.1	1,217.0	2.0	5.6	243.3	1,217.0
		Inferred	0.5	6.5	65.8	330.7	0.5	6.5	66.1	330.7
Grand total			2.4	5.8	307.8	1,547.6	2.4	5.8	309.4	1,547.6
Note: Mineral Resources are attributable, and metal content is additionally stated on a 100% basis
1For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3For the Lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88

Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM			Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Americas¹	Operation	Proved	10.0	13.5	4.3	4.3	8.2	15.4	4.1	4.1
		Probable	50.3	13.6	22.0	22.0	60.1	12.0	23.2	23.2
		Proved + Probable	60.2	13.6	26.3	26.3	68.3	12.4	27.3	27.3
Southern Africa²	Operation	Proved	128.9	3.5	14.7	21.4	124.6	3.5	14.2	20.0
		Probable	151.2	3.4	16.7	21.6	171.0	3.3	18.0	23.1
		Proved + Probable	280.0	3.5	31.4	43.0	295.6	3.4	32.2	43.2
Grand total Proved + Probable			340.3	5.3	57.7	69.3	363.9	5.1	59.4	70.5

GOLD			Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Southern Africa	Operation	Proved	227.8	0.9	6.6	8.7	149.6	1.4	6.8	8.0
		Probable	124.6	0.9	3.7	4.5	154.8	0.7	3.7	5.0
		Proved + Probable	352.4	0.9	10.3	13.2	304.4	1.1	10.4	13.0
	Development	Proved	—	—	—	—	—	—	—	—
		Probable	20.5	4.0	2.7	2.7	20.6	3.9	2.6	2.6
		Proved + Probable	20.5	4.0	2.7	2.7	20.6	3.9	2.6	2.6
Grand total Proved + Probable			373.0	1.1	12.9	15.9	325.0	1.2	13.0	15.6

LITHIUM			Tonnes	Li	LCE	LCE 100%	Tonnes	Li	LCE	LCE 100%
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Europe³	Development	Proved	3.3	0.5	85.4	100.5	—	—	—	—
		Probable	4.9	0.4	108.2	127.3	—	—	—	—
Grand total Proved + Probable			8.2	0.4	193.6	227.9	—	—	—	—

ZINC			Tonnes	Grade	Zinc	Zinc 100%	Tonnes	Grade	Zinc	Zinc 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Australia	Operation	Proved	6.8	3.0	445.5	2,239.9	9.9	3.0	649.2	3,247.4
		Probable	—	—	—	—	—	—	—	—
Grand total Proved + Probable			6.8	3.0	445.5	2,239.9	9.9	3.0	649.2	3,247.4
Note: Mineral Reserves are attributable, and metal content is additionally stated on a 100% basis
1For the US PGM operations, PGM is represented by the 2E (Pt and Pd)
2For the SA PGM operations, PGM is represented by the 4E (Pt, Pd, Rh and Au)
3For the Lithium Mineral Resources, LCE content was calculated by multiplying the Li (%) content by a factor of 5.323. Lithium Hydroxide Monohydrate (LiOH.H2O)) can be derived from LCE by dividing by a factor of 0.88

2.1. About our disclosure and related assumptions

The Group reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. In support of the preliminary disclosure set out in this announcement, the Group expects to file the information required by Subpart 1300 of Regulation S-K under the Securities Act of 1933, including a Technical Report Summary in respect of the Keliber project, with its annual report on Form 20-F on or about 25 April 2023. A JSE-compliant version of this announcement can be located at https://www.sibanyestillwater.com/download/reserves-resources-dec2022-jse.

We use forward looking prices, based on extensive market research, that reflect “through the cycle” pricing. Mineral Resource price assumptions, which focus on longer timeframes, are based on moderately higher prices than for Mineral Reserves to reflect the ore-body flexibility.

The US$ based, forward looking commodity prices used for the 2022 LoM process has largely been retained from 2021, with only minor changes. The Mineral Reserve gold price has been adjusted marginally downwards by US$9 (-0.5%), whilst the uranium price has been adjusted upwards to reflect the growing recognition of the role nuclear power will play in securing baseload, low carbon, green energy supply.

The commodity prices used in the estimation of Mineral Resources and Mineral Reserves at the non-managed entities are provided in the notes to the relevant tables. In specific reference to Keliber, which became majority owned and managed by Sibanye-Stillwater during the course of 2022, the estimates reflect work done by the Keliber Competent Persons (QP's) prior to the company taking majority ownership and were conducted at a Li price of ~US$25,000/t LiOH.H2O much more conservative than the current consensus long-term market outlook price of ~US$37,000/t LiOH.H2O.

The exchange rate used for the Mineral Resources and Mineral Reserves Declaration as at 31 December 2022 is R16.00/US$, up from R15.00/US$ at end 2021, reflecting the deteriorating long-term ZAR outlook.

The Mineral Reserve basket prices used in the determination of all the commodities estimates represents significant discounts to the current (16 Feb 2023) metal spot prices, reflecting the significant operating margins at our operations.
a.2E PGM:        US$1,250 vs spot of US$1,355, a premium of 8%
b.4E PGM:        ZAR31,281 vs spot of ZAR38,643, a premium of 23%
c.Gold:            ZAR850,000/kg vs spot of ~ZAR1,064,500/kg, a premium of 25%

Sibanye-Stillwater 2022 price decks for Mineral Resources & Mineral Reserves at managed operations.

	31-Dec-22						31-Dec-21
	MINERAL RESOURCES			MINERAL RESERVES			MINERAL RESERVES
Precious metals	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg	US$/oz	R/oz	R/kg
Gold	1,800	28,800	925,941	1,650	26,400	850,000	1,659	24,885	800,000
Platinum	1,500	24,000	771,617	1,250	20,000	643,014	1,250	18,750	602,826
Palladium	1,500	24,000	771,617	1,250	20,000	643,014	1,250	18,750	602,826
Rhodium	10,000	160,000	5,144,116	8,000	128,000	4,115,292	8,000	120,000	3,858,084
Iridium	3,000	48,000	1,543,235	2,500	40,000	1,286,029	2,500	37,500	1,205,651
Ruthenium	350	5,600	180,044	300	4,800	154,323	300	4,500	144,678
Base metals	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne	US$/lb	US$/tonne	R/tonne
Nickel	7.94	17,500	280,000	7.35	16,200	259,200	7.35	16,200	243,000
Copper	4.54	10,000	160,000	4.06	8,950	143,200	4.06	8,950	134,250
Cobalt	25	55,116	881,848	22	48,502	776,026	22	48,502	727,525
Uranium oxide (U3O8) [1]	55	121,254	1,940,066	50	110,231	1,763,696	40	88,185	1,322,772
Chromium oxide (Cr2O3),(42% concentrate) [1]	0.07	165	2,640	0.06	150	2,400	0.07	150	2,250
1 Long term contract prices

The relevant metal (prill) split exposure of our PGM operations is summarised below.

Prill Splits

2E Prill split (US PGM operations)	Unit	Stillwater Mine	East Boulder Mine	Average
Platinum	%	22.2	21.7	22.0
Palladium	%	77.8	78.3	78.0

4E Prill split (SA PGM operations)	Unit	Marikana		Rustenburg		Kroondal	Mimosa
		MER	UG2	MER	UG2	UG2	MSZ
Platinum	%	61.8	59.4	63.7	54.0	58.1	49.4
Palladium	%	27.8	28.9	27.3	34.0	31.1	38.2
Rhodium	%	3.3	11.2	4.0	11.2	10.1	4.0
Gold	%	7.1	0.6	4.9	0.8	0.7	8.4
MER – Merensky Reef, UG2 – Upper Group 2 Chromitite, MSZ – Main Sulphide Zone

3.Group Mineral Resources and Mineral Reserves per geographical region & commodity

3.1. Americas

3.1.1. Platinum group metals

3.1.1.1. Montana operations

•Total 2E PGM Mineral Resources of 56.0Moz, a year-on-year decrease of 7.1%
•Total 2E PGM Mineral Reserves of 26.3Moz, a year-on-year decrease of 3.6%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM	Americas		Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Measured	19.3	10.4	6.4	6.4	15.1	14.3	6.9	6.9
	East Boulder	Indicated	19.1	7.9	4.8	4.8	19.9	13.7	8.8	8.8
		Measured + Indicated	38.3	9.1	11.3	11.3	35.0	14.0	15.7	15.7
		Inferred	114.0	12.2	44.8	44.8	113.6	12.2	44.6	44.6
Grand total			152.3	11.4	56.0	56.0	148.6	12.6	60.3	60.3

PGM Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM	Americas		Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Stillwater and	Proved	10.0	13.5	4.3	4.3	8.2	15.4	4.1	4.1
	East Boulder	Probable	50.3	13.6	22.0	22.0	60.1	12.0	23.2	23.2
Grand total Proved + Probable			60.2	13.6	26.3	26.3	68.3	12.4	27.3	27.3
2E PGM = Pt (78%) + Pd (22%)

During 2022, a comprehensive update of the Mineral Resource and Mineral Reserve estimation methodology at the Montana operations was undertaken, which also included an update to the mine plan and scheduling. This repositioning of the US PGM operations culminated in a revision to the Mineral Reserves which now supports a 42 year LoM, building up to +700koz of annual production from 2027.

A detailed reconciliation of the 2021 to 2022 US PGM operations Mineral Reserves is shown in the following table.

US PGM operations – Mineral Reserves reconciliation

Factors	2E PGM (Moz)
31-Dec-21	27.3
Depletion	-0.5
Post depletion	26.8
Area Inclusions/Exclusions	0.4
Geological interpretation	-3.9
Estimation methodology	2.5
Modifying factors	0.5
31-Dec-22	26.3

3.1.1.2. US PGM exploration projects

PGM Mineral Resources
		31 Dec 2022					31 Dec 2021
PGM	Americas	Tonnes	PGM	PGM	Copper	Copper	Tonnes	PGM	PGM	Copper	Copper
Exploration		(Mt)	(g/t)	(Moz)	(%)	(Mlb)	(Mt)	(g/t)	(Moz)	(%)	(Mlb)
Marathon¹	Measured	18.8	0.8	0.5	0.2	84.2	23.4	0.8	0.6	0.2	104.9
	Indicated	21.5	0.6	0.4	0.2	101.7	26.7	0.6	0.5	0.2	126.6
	Measured + Indicated	40.3	0.7	0.9	0.2	185.9	50.1	0.7	1.1	0.2	231.5
	Inferred	5.0	0.5	0.1	0.2	25.5	6.2	0.5	0.1	0.2	31.7
Denison²	Measured	—	—	—	—	—	0.1	6.2	—	0.5	1.0
	Indicated	—	—	—	—	—	1.1	2.8	0.1	1.3	31.3
	Measured + Indicated	—	—	—	—	—	1.2	3.0	0.1	1.2	32.3
	Inferred	—	—	—	—	—	1.3	2.7	0.1	1.2	33.7
Total Measured + Indicated		40.3	0.7	0.9	0.2	185.9	51.3	0.8	1.3	0.2	263.7
Grand total		45.3	0.7	1.0	0.2	211.4	58.8	0.8	1.5	0.3	329.1
118.19% Attributable, non-managed
264.92% Attributable, non-managed

•In January 2022 the Group reached an agreement with Generation Mining Ltd. to dispose of its 16.5% direct project level interest in the Marathon project, held via Stillwater Canada Inc., a subsidiary of Sibanye-Stillwater Limited, in exchange for 21,759,332 common shares in Generation Mining, bringing the Groups' share holding in Generation Mining to 18.19%. This has resulted in an associated 4.46% decrease in attributable Mineral Resources

•On 7 November 2022, the transaction for the sale of Lonmin Canada Inc., including the Denison project, to Mining Inc. (Magna) was completed, for an aggregate of US$16 million, resulting in the related attributable Mineral Resources being removed from our inventory

3.1.2. Battery metals

3.1.2.1. Lithium exploration project

Lithium Mineral Resources
			31 Dec 2022					31 Dec 2021
LITHIUM	Americas		Tonnes	Li	LCE	H₃BO₃	H₃BO₃	Tonnes	Li	LCE	H₃BO₃	H₃BO₃
			(Mt)	(%)	(kt)	(%)	(kt)	(Mt)	(%)	(kt)	(%)	(kt)
Exploration	Rhyolite Ridge	Measured	2.7	0.2	24.8	8.3	225.2	2.8	0.2	25.4	8.3	230.7
		Indicated	6.1	0.2	50.4	8.1	494.4	6.3	0.2	51.6	8.1	506.5
		Measured + Indicated	8.8	0.2	75.2	8.2	719.6	9.0	0.2	77.0	8.2	737.2
		Inferred	1.4	0.2	11.6	7.9	106.5	1.4	0.2	11.9	7.9	109.1
Grand total			10.2	0.2	86.8	8.1	826.1	10.4	0.2	88.9	8.1	846.3
6.95% attributable interest in Ioneer Ltd, manager of the Rhyolite Ridge project
LCE figures derived from in-situ Li mineralisation by applying a ratio of 1:5.323

The attributable Mineral Resources in the Rhyolite Ridge Lithium-Boron project (Rhyolite Ridge project), via the Group's shareholding in ioneer Ltd, were largely unchanged, and only impacted by a minor change in shareholding from 7.1% to 6.95%.

The Group has an agreement with ioneer Limited to establish a 50:50 joint venture with respect to the Rhyolite Ridge project in Nevada, subject to the satisfaction of all conditions precedent. During 2022, the project advanced to the final stage of permitting, with the U.S. Bureau of Land Management (BLM) publishing a Notice of Intent (NOI) in the Federal Register.

3.1.2.2. Copper exploration projects

Copper Mineral Resources
		31 Dec 2022					31 Dec 2021
COPPER	Americas	Tonnes	Copper	Copper	Gold	Gold	Tonnes	Copper	Copper	Gold	Gold
Exploration		(Mt)	(%)	(Mlb)	(g/t)	(Moz)	(Mt)	(%)	(Mlb)	(g/t)	(Moz)
Altar¹	Measured	637.9	0.4	6,095.0	0.1	2.4	637.9	0.4	6,095.0	0.1	2.4
	Indicated	580.3	0.4	5,293.0	0.1	1.5	580.3	0.4	5,293.0	0.1	1.5
	Measured + Indicated	1,218.2	0.4	11,388.0	0.1	3.9	1,218.2	0.4	11,388.0	0.1	3.9
	Inferred	190.4	0.4	1,750.0	0.1	0.4	190.4	0.4	1,750.0	0.1	0.4
Rio Grande²	Measured	—	—	—	—	—	—	—	—	—	—
	Indicated	12.5	0.3	82.4	0.4	0.1	14.1	0.3	93.2	0.4	0.2
	Measured + Indicated	12.5	0.3	82.4	0.4	0.1	14.1	0.3	93.2	0.4	0.2
	Inferred	7.2	0.2	36.7	0.3	0.1	8.2	0.2	41.5	0.3	0.1
Total Measured + Indicated		1,230.7	0.4	11,470.4	0.1	4.1	1,232.3	0.4	11,481.2	0.1	4.1
Grand total		1,428.3	0.4	13,257.1	0.1	4.5	1,430.9	0.4	13,272.7	0.1	4.6
1100% Attributable, non-managed
217.59% Attributable, non-managed, based on shareholding in Aldebaran Resources

The Group's attributable total copper Mineral Resources were impacted by a minor change in shareholding in Aldebaran Resources Ltd. from 19.99% to 17.59%. As of 31 December 2022, Aldebaran has unofficially completed expenditures to gain a 60% interest in the Altar project, however official notification with audited expenditures is expected in early Q1 2023.

3.2. Southern Africa
3.2.1. Platinum group metals
3.2.1.1. SA PGM operations

•Total 4E PGM Mineral Resources of 135.6Moz, a year-on-year increase of 1.9%
•Total 4E PGM Mineral Reserves of 31.4Moz, a year-on-year decrease of 2.3%

PGM Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM	Southern Africa		Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Measured	53.0	4.0	6.8	8.4	47.7	3.9	6.0	7.5
		Indicated	379.4	3.9	47.3	58.7	392.6	3.9	49.6	61.5
		Measured + Indicated	432.5	3.9	54.1	67.1	440.3	3.9	55.6	69.0
		Inferred	172.4	4.4	24.2	30.0	178.6	4.4	25.1	31.2
	Rustenburg²	Measured	178.2	5.1	29.1	39.3	177.7	5.1	29.0	39.1
		Indicated	107.3	5.4	18.6	24.3	82.9	5.4	14.3	19.3
		Measured + Indicated	285.5	5.2	47.7	63.6	260.6	5.2	43.2	58.4
		Inferred	14.9	5.6	2.7	3.5	11.0	5.6	2.0	2.7
	Kroondal³	Measured	15.5	3.4	1.7	3.4	15.8	3.4	1.7	3.4
		Indicated	4.7	3.8	0.6	1.2	4.8	3.8	0.6	1.2
		Measured + Indicated	20.3	3.5	2.3	4.5	20.5	3.5	2.3	4.6
		Inferred	2.5	2.9	0.2	0.5	2.5	2.9	0.2	0.5
	Mimosa⁴	Measured	16.0	3.4	1.8	3.5	16.0	3.4	1.8	3.5
		Indicated	8.4	3.5	1.0	1.9	8.4	3.5	1.0	1.9
		Measured + Indicated	24.4	3.5	2.7	5.4	24.4	3.5	2.7	5.4
		Inferred	15.5	3.4	1.7	3.4	17.2	3.4	1.9	3.7
Total Measured + Indicated			762.6	4.4	106.7	140.6	745.9	4.3	103.9	137.4
Grand total			967.9	4.4	135.6	178.0	955.2	4.3	133.1	175.5

PGM Mineral Reserves
			31 Dec 2022				31 Dec 2021
PGM	Southern Africa		Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Marikana¹	Proved	21.5	3.9	2.7	3.4	22.6	3.9	2.9	3.6
		Probable	117.9	3.9	14.7	18.2	121.6	3.9	15.1	18.8
		Proved + Probable	139.4	3.9	17.4	21.6	144.2	3.9	18.0	22.3
	Rustenburg²	Proved	79.3	3.5	9.0	12.2	83.4	3.5	9.5	12.9
		Probable	24.7	1.4	1.1	1.5	41.7	1.5	2.0	2.6
		Proved + Probable	103.9	3.0	10.2	13.7	125.1	2.9	11.5	15.5
	Kroondal³	Proved	8.0	2.6	0.7	1.3	10.4	2.6	0.9	1.7
		Probable	—	—	—	—	—	—	—	—
		Proved + Probable	8.0	2.6	0.7	1.3	10.4	2.6	0.9	1.7
	Mimosa⁴	Proved	20.1	3.5	2.2	4.5	8.2	3.6	0.9	1.9
		Probable	8.6	3.4	1.0	1.9	7.7	3.5	0.9	1.7
		Proved + Probable	28.7	3.5	3.2	6.4	15.8	3.5	1.8	3.6
Grand total Proved + Probable			280.0	3.5	31.4	43.0	295.6	3.4	32.2	43.2
180.64% Attributable, managed; 274% Attributable with Hoedspruit 86.35%, managed; 350% Attributable, managed; 450% Attributable, non-managed
Mineral Resources were positively impacted (+5.0Moz) by the re-incorporation of the Hoedspruit Mineral Resources into the Rustenburg operation, which was previously (2021) excluded subject to the final approval of the prospecting right renewal.

Mineral Reserves depletion (-2.7Moz) was positively off-set by the inclusion of the Mimosa North Hill project following the completion of a positive FS (+1.5 Moz), with minor LoM extensions, due to tail end optimisation at all operations, adding a further 0.5Moz.

Marginal decreases in LoM grades at the Rustenburg operation and Marikana operation resulted in evaluation losses of 0,4Moz, whilst increased geological complexity (faulting) at the Kroondal and Rustenburg operations impacted a further 0.3Moz. An adjustment in modifying factors (-0.3Moz) contributed further to the overall decline of 0.8Moz.

A detailed reconciliation of the 2021 to 2022 SA PGM operations Mineral Reserves is shown below.

SA PGM operations – Mineral Reserves reconciliation

Factors	4E PGM (Moz)
Mineral Reserves 2021 (attributable)	32.2
2022 Depletion	-2.7
Economic valuation	3.5
Evaluation	-0.4
Geological changes	-0.3
Technical factors	-0.3
Mineral Reserves 2022 (attributable)	31.4

3.2.1.2. SA PGM exploration projects
•Total 4E PGM Mineral Resources of 53.1Moz, an increase of 0.5%

PGM Mineral Resources
			31 Dec 2022				31 Dec 2021
PGM	Southern Africa		Tonnes	Grade	PGM	PGM 100%	Tonnes	Grade	PGM	PGM 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	Akanani¹	Measured	—	—	—	—	—	—	—	—
		Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Measured + Indicated	164.5	4.2	22.0	27.5	164.5	4.2	22.0	27.5
		Inferred	87.9	3.4	9.6	12.0	87.9	3.4	9.6	12.0
	Limpopo²	Measured	1.8	4.2	0.2	0.3	1.8	4.2	0.2	0.3
		Indicated	80.0	4.1	10.5	17.6	73.6	4.3	10.3	17.2
		Measured + Indicated	81.7	4.1	10.7	17.9	75.4	4.3	10.5	17.5
		Inferred	70.9	4.0	9.2	14.2	67.9	4.2	9.1	14.0
	Blue Ridge³	Measured	—	—	—	—	—	—	—	—
		Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Measured + Indicated	9.2	3.2	1.0	1.9	9.2	3.2	1.0	1.9
		Inferred	6.7	3.0	0.6	1.3	6.7	3.0	0.6	1.3
Total Measured + Indicated			255.4	4.1	33.7	47.3	249.0	4.2	33.5	46.9
Grand total			420.9	3.9	53.1	74.8	411.4	4.0	52.9	74.2
180.13% Attributable, managed, 2Attributable for Baobab and Doornvlei (80.64%), and Dwaalkop (40.32%), 350% Attributable, managed

The only year on year change relates to the Limpopo project area, where a positive "reasonable prospect for eventual economic extraction (RPEEE)" assessment of a wider, mechanised mining cut was completed. As a result, a revised geotechnical mining cut was accepted and this resulted in the addition of 0.3Moz.

The Group, through its subsidiary Akanani Mining Proprietary Limited (Akanani), held a prospecting right over the Akanani project area. Akanani duly applied for a mining right which application has been rejected, related to an interpretation on the expiry date of the prospecting right. To secure its position, the Group has launched internal appeal proceedings in accordance with the Minerals and Petroleum Resources Development Act, 2002. The Group has also requested the Minister of Mineral Resources and Energy to suspend the further processing of a 3rd party prospecting right application over the same area, pending the finalisation of the appeal. The internal appeal process is progressing within the prescripts of the MPRDA. The Group will resort to court action in order to enforce its rights should the internal appeal not be successful.

3.2.2. Gold
3.2.2.1 SA gold operations
•Total gold Mineral Resources of 42.2Moz, a year-on-year decrease of 10.5%
•Total gold Mineral Reserves of 10.3Moz, a year-on-year decrease of 1.5%

Gold Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Measured	24.9	11.2	9.0	9.0	26.7	11.1	9.5	9.5
		Indicated	33.3	6.6	7.1	7.1	32.0	6.7	6.9	6.9
		Measured + Indicated	58.2	8.6	16.1	16.1	58.7	8.7	16.4	16.4
		Inferred	21.7	8.7	6.1	6.1	28.1	11.5	10.4	10.4
	Beatrix	Measured	20.6	6.4	4.2	4.2	21.7	6.3	4.4	4.4
		Indicated	24.7	5.3	4.2	4.2	24.7	5.2	4.2	4.2
		Measured + Indicated	45.2	5.8	8.4	8.4	46.4	5.7	8.5	8.5
		Inferred	1.6	4.4	0.2	0.2	1.7	4.2	0.2	0.2
	Driefontein	Measured	16.7	9.4	5.0	5.0	16.0	9.1	4.7	4.7
		Indicated	9.9	8.2	2.6	2.6	10.0	7.9	2.5	2.5
		Measured + Indicated	26.6	8.9	7.7	7.7	26.0	8.7	7.2	7.2
		Inferred	1.3	4.8	0.2	0.2	0.8	6.6	0.2	0.2
	Cooke¹	Measured	107.7	0.3	0.9	1.2	156.0	0.3	1.3	1.7
		Indicated	87.9	0.3	0.8	1.0	39.7	0.3	0.4	0.5
		Measured + Indicated	195.7	0.3	1.7	2.2	195.7	0.3	1.7	2.2
		Inferred	—	—	—	—	—	—	—	—
	DRDGOLD²	Measured	33.2	0.3	0.3	0.6	—	—	—	—
		Indicated	188.7	0.2	1.5	3.0	290.1	0.2	2.3	4.6
		Measured + Indicated	222.0	0.3	1.8	3.6	290.1	0.2	2.3	4.6
		Inferred	10.7	0.2	0.1	0.2	10.8	0.2	0.1	0.2
Total Measured + Indicated			547.7	2.0	35.6	37.9	617.0	1.8	36.2	39.0
Grand total			583.2	2.2	42.2	44.6	658.3	2.2	47.1	50.0
176% Attributable, managed, 250.33% Attributable, non-managed

Gold Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Operations	Kloof	Proved	11.0	6.1	2.1	2.1	12.7	6.2	2.5	2.5
		Probable	7.5	5.4	1.3	1.3	7.7	4.9	1.2	1.2
		Proved + Probable	18.6	5.8	3.4	3.4	20.3	5.7	3.8	3.8
	Beatrix	Proved	5.9	3.8	0.7	0.7	6.8	3.9	0.8	0.8
		Probable	0.7	3.1	0.1	0.1	0.9	2.7	0.1	0.1
		Proved + Probable	6.7	3.7	0.8	0.8	7.7	3.7	0.9	0.9
	Driefontein	Proved	5.8	8.4	1.6	1.6	7.7	8.4	2.1	2.1
		Probable	5.6	7.9	1.4	1.4	4.2	7.2	1.0	1.0
		Proved + Probable	11.4	8.1	3.0	3.0	11.9	8.0	3.0	3.0
	Cooke¹	Proved	—	—	—	—	—	—	—	—
		Probable	7.3	0.3	0.1	0.1	9.5	0.3	0.1	0.1
		Proved + Probable	7.3	0.3	0.1	0.1	9.5	0.3	0.1	0.1
	DRDGOLD²	Proved	205.0	0.3	2.2	4.3	122.5	0.3	1.3	2.6
		Probable	103.5	0.2	0.8	1.6	132.5	0.3	1.3	2.6
		Proved + Probable	308.5	0.3	3.0	5.9	255.0	0.3	2.6	5.2
Grand total Proved + Probable			352.4	0.9	10.3	13.2	304.4	1.1	10.4	13.0
176% Attributable, managed, 250.33% Attributable, non-managed

The change in Mineral Resources can be attributed to the Kloof operations where a re-interpretation of the Ventersdorp Contact Reef (VCR) geological facies resulted in a reduction of 5.7Moz, predominantly in the Inferred category, situated below the shafts infrastructure.

Mineral Reserves depletion (-0.8Moz), were positively off-set by extension of the Beatrix LoM by 1 year, and minor increases at Driefontein and Kloof (+0.3Moz), while our attributable interest in DRDGOLD contributed a further 0.7Moz. Notable other changes relate to the closure of Beatrix 4# and the curtailment of operations on 47 level at Kloof 4# (-0.4Moz).

A detailed reconciliation of the 2021 to 2022 SA gold operations' Mineral Reserves is provided in the table.

SA gold operations – Mineral Reserves reconciliation

Factors	Au (Moz)
31 Dec 2021	10.5
Depletion	-0.8
Post depletion	9.7
Area inclusions/exclusions	0.3
Attributable adjustment	0.7
Geological interpretation	0.05
Economic parameters	-0.4
Modifying factors	-0.04
31 Dec 2022	10.3
3.2.2.2. SA gold development project

•Total gold Mineral Resources of 6.5Moz, unchanged
•Total gold Mineral Reserves of 2.7Moz, a year-on-year increase of 2.8%

Gold Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Measured	0.3	13.4	0.1	0.1	0.3	13.8	0.1	0.1
		Indicated	5.8	11.1	2.1	2.1	5.8	11.5	2.1	2.1
		Measured + Indicated	6.0	11.2	2.2	2.2	6.0	11.6	2.2	2.2
		Inferred	31.5	4.2	4.3	4.3	31.5	4.2	4.3	4.3
Grand total			37.6	5.3	6.5	6.5	37.5	5.4	6.5	6.5

Gold Mineral Reserves
			31 Dec 2022				31 Dec 2021
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Development	Burnstone	Proved	—	—	—	—	—	—	—	—
		Probable	20.5	4.0	2.7	2.7	20.6	3.9	2.6	2.6
Grand total Proved + Probable			20.5	4.0	2.7	2.7	20.6	3.9	2.6	2.6

At the Burnstone development project the increase in Mineral Reserves was driven by an optimisation of the tail end production profile.
A detailed reconciliation of the 2021 to 2022 SA gold operations' Mineral Reserves is provided in the following table.
SA gold development – Mineral Reserves reconciliation

Factors	Au (Moz)
31 Dec 2021	2.6
Post depletion	2.6
Area inclusions/exclusions	0.1
31 Dec 2022	2.7

3.2.2.3. SA gold exploration projects

•Total gold Mineral Resources of 6.9Moz, remained unchanged

Gold Mineral Resources
			31 Dec 2022				31 Dec 2021
GOLD	Southern Africa		Tonnes	Grade	Gold	Gold 100%	Tonnes	Grade	Gold	Gold 100%
			(Mt)	(g/t)	(Moz)	(Moz)	(Mt)	(g/t)	(Moz)	(Moz)
Exploration	SOFS	Measured	—	—	—	—	—	—	—	—
		Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Measured + Indicated	44.1	4.5	6.4	6.4	44.1	4.5	6.4	6.4
		Inferred	4.0	3.6	0.5	0.5	4.0	3.6	0.5	0.5
Grand total			48.1	4.4	6.9	6.9	48.1	4.4	6.9	6.9

3.2.3. Uranium exploration projects

•Total U3O8 Mineral Resources of 66.6Mlb, unchanged

Uranium Mineral Resources
			31 Dec 2022				31 Dec 2021
URANIUM	Southern Africa		Tonnes	Grade	U₃O₈	U₃O₈ 100%	Tonnes	Grade	U₃O₈	U₃O₈ 100%
			(Mt)	(kg/t)	(Mlb)	(Mlb)	(Mt)	(kg/t)	(Mlb)	(Mlb)
Exploration	Beatrix	Measured	3.6	1.1	8.5	8.5	3.6	1.1	8.5	8.5
		Indicated	7.8	1.1	18.3	18.3	7.8	1.1	18.3	18.3
		Measured + Indicated	11.4	1.1	26.9	26.9	11.4	1.1	26.9	26.9
		Inferred	—	1.1	0.1	0.1	—	1.1	0.1	0.1
	Cooke¹	Measured	154.4	0.1	31.9	42.0	156.0	0.1	31.9	42.0
		Indicated	41.3	0.1	7.8	10.2	39.7	0.1	7.6	9.9
		Measured + Indicated	195.7	0.1	39.6	52.2	195.7	0.1	39.5	52.0
		Inferred	—	—	—	—	—	—	—	—
Total Measured + Indicated			207.0	0.1	66.5	79.0	207.0	0.1	66.4	78.8
Grand total			207.1	0.1	66.6	79.1	207.1	0.1	66.5	78.9
176% Attributable, managed

Uranium Mineral Resources occur as co-mineralisation within tonnage reported under the SA gold Mineral Resources. Minor variations occurred due to changes in the gold production schedules for the Cooke operations.

3.3. Europe
3.3.1. Battery metals
3.3.1.1. Keliber lithium development project

•LCE Mineral Resources of 156.7kt, a year-on-year increase of 49%
•Maiden LCE Mineral Reserves of 193.6kt

Lithium Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022				31 Dec 2021
LITHIUM	Europe		Tonnes	Li	LCE	LCE 100%	Tonnes	Li	LCE	LCE 100%
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Development	Keliber¹	Measured	0.5	0.5	13.5	15.8	1.1	0.5	33.3	125.3
		Indicated	3.3	0.5	86.1	101.4	2.4	0.5	62.0	232.9
		Measured + Indicated	3.9	0.5	99.6	117.2	3.6	0.5	95.3	358.2
		Inferred	2.8	0.4	57.1	67.3	0.4	0.4	9.8	36.9
Grand total			6.7	0.4	156.7	184.5	4.0	0.5	105.1	395.1

Lithium Mineral Reserves
			31 Dec 2022				31 Dec 2021
LITHIUM	Europe		Tonnes	Li	LCE	LCE 100%	Tonnes	Li	LCE	LCE 100%
			(Mt)	(%)	(kt)	(kt)	(Mt)	(%)	(kt)	(kt)
Development	Keliber¹	Proved	3.3	0.5	85.4	100.5	—	—	—	—
		Probable	4.9	0.4	108.2	127.3	—	—	—	—
Grand total Proved + Probable			8.2	0.4	193.6	227.9	—	—	—	—
84.96% Attributable, non-managed

During 2022, Sibanye-Stillwater increased its shareholding in Keliber (2021: 26.6%) to a controlling 84.96%, enabling Sibanye-Stillwater to act decisively and fast-track the Keliber project. A FS completed by Keliber in February 2022 and updated in October 2022, confirmed the project economics, and on 28 November 2022 the Board approved development of the Keliber lithium project in Finland, beginning with the construction of the lithium-hydroxide refinery. The reported Mineral Reserves reflect the open pit portion of the project only.

Ongoing exploration activities have also added 30.4kt of LCE to the Mineral Resource Inventory. The increased Mineral Resources are related to the maiden resource estimates of the Tuoreetsaaret and Leviakangas deposits.

3.4. Australia
3.4.1. Zinc tailings retreatment (part of the circular economy)
3.4.1.1. New Century zinc operation
•Zinc Mineral Resources of 307.8Mlb, a year-on-year decrease of 0.5%
•Zinc Mineral Reserves of 445.5Mlb, a year-on-year decrease of 31.4%

Zinc Mineral Resources Exclusive of Mineral Reserves
			31 Dec 2022					31 Dec 2021
ZINC	Australia		Tonnes	Zinc	Zinc	Lead	Lead	Tonnes	Zinc	Zinc	Lead	Lead
			(Mt)	(%)	(Mlb)	(%)	(Mlb)	(Mt)	(%)	(Mlb)	(%)	(Mlb)
Exploration	New Century	Measured	0.2	4.8	21.0	5.4	23.7	0.2	4.8	21.2	5.4	23.8
		Indicated	1.8	5.7	221.0	2.4	92.5	1.8	5.7	222.1	2.4	93.0
		Measured + Indicated	2.0	5.6	242.1	2.7	116.2	2.0	5.6	243.3	2.7	116.8
		Inferred	0.5	6.5	65.8	3.1	31.6	0.5	6.5	66.1	3.1	31.7
Grand total			2.4	5.8	307.8	2.8	147.8	2.4	5.8	309.4	2.8	148.5

Zinc Mineral Reserves
			31 Dec 2022				31 Dec 2021
ZINC	Australia		Tonnes	Zinc	Zinc	Zinc 100%	Tonnes	Zinc	Zinc	Zinc 100%
			(Mt)	(%)	(Mlb)	(Mlb)	(Mt)	(%)	(Mlb)	(Mlb)
Operations	New Century	Proved	6.8	3.0	445.5	2,239.9	9.9	3.0	649.2	3,247.4
		Probable	—	—	—	—	—	—	—	—
Grand total Proved + Probable			6.8	3.0	445.5	2,239.9	9.9	3.0	649.2	3,247.4
19.89% Attributable, non-managed

The year on year change in Mineral Resources and Mineral Reserves were driven by depletion.

4.Corporate governance
This Mineral Reserve and Mineral Resource declaration represents a condensed and consolidated summary of the full Sibanye-Stillwater Mineral Resource and Mineral Reserve declaration available in the Group Mineral Resource and Mineral Reserve Report, which will be published on 24 April 2023 and will be available at www.sibanyestillwater.com/news-investors/reports/annual/.

The Mineral Resources and Mineral Reserves are estimates at a particular date, and are affected by fluctuations in mineral prices, the exchange rates, operating costs, mining permits, changes in legislation and operating factors.
The Group reports its Mineral Resources and Mineral Reserves in accordance with the rules and regulations promulgated by each of the United States Securities and Exchange Commission (SEC) and the JSE at all managed operations, development, and exploration properties. In support of the preliminary disclosure set out in this announcement, the Group expects to file the information required by Subpart 1300 of Regulation S-K under the Securities Act of 1933, including a Technical Report Summary in respect of the Keliber project, with its annual report on Form 20-F for the year ended 31 December 2022. A JSE-compliant version of this announcement can be located at https://www.sibanyestillwater.com/download/reserves-resources-dec2022-jse.

Production volumes are reported in metric tonnes (t). By-product metals that do not constitute material contribution to potential revenue-flows are typically excluded from the estimates.

All financial models used to determine the managed Mineral Reserves are based on current tax regulations as at 31 December 2022. Rounding of figures may result in minor computational discrepancies. Where this happens, it is not deemed significant.
There are teams QP's, designated in terms of the respective national reporting codes, who take responsibility for the reporting of Mineral Resources and Mineral Reserves at the respective operations and projects. Corporate governance on the overall compliance of the Group’s figures and responsibility for the generation of a Group consolidated statement has been overseen by the Group's lead Competent Persons, included below. The Group has the written confirmation of the lead Competent Persons that the information, as disclosed in this report, is compliant with the relevant security exchanges’ listing requirements (Section 12 of the JSE listing requirements, SAMREC Table 1 and Subpart 1300 of Regulation S-K), and that it may be published in the form and context in which it was intended.
For the managed operations, Stephan Stander is the Group Lead QP for Mineral Resources; and Tom Van Den Berg is the Group Lead QP for Mineral Reserves. Stephan is a registered member of the South African Council for Natural Scientific Professions (SACNASP 400089/96). Tom is a registered member of the South African Institute of Mining and Metallurgy (SAIMM 700497).

Investor relations contact:
Email: ir@sibanyestillwater.com
James Wellsted
EVP: Investor Relations and Corporate Affairs
Tel: +27 (0) 83 453 4014

www.sibanyestillwater.com

Sponsor: J.P. Morgan Equities South Africa Proprietary Limited

Ends.

Forward Looking Statements

The information in this document may contain forward-looking statements within the meaning of the “safe harbour” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements, including, among others, those relating to Sibanye Stillwater Limited’s (Sibanye-Stillwater or the Group) financial positions, business strategies, plans and objectives of management for future operations, are necessarily estimates reflecting the best judgment of the senior management and directors of Sibanye-Stillwater and involve a number of risks and uncertainties that could cause actual results to differ materially from those suggested by the forward-looking statements. As a consequence, these forward-looking statements should be considered in light of various important factors, including those set forth in this document.

All statements other than statements of historical facts included in this document may be forward-looking statements. Forward-looking statements also often use words such as “will”, “would”, “expect”, “forecast”, “potential”, “may”, “could”, “believe”, “aim”, “anticipate”, “target”, “estimate” and words of similar meaning. By their nature, forward-looking statements involve risk and uncertainty because they relate to future events and circumstances and should be considered in light of various important factors, including those set forth in this disclaimer. Readers are cautioned not to place undue reliance on such statements.

The important factors that could cause Sibanye-Stillwater’s actual results, performance or achievements to differ materially from estimates or projections contained in the forward-looking statements include, without limitation, Sibanye-Stillwater’s future financial position, plans, strategies, objectives, capital expenditures, projected costs and anticipated cost savings, financing plans, debt position and ability to reduce debt leverage; economic, business, political and social conditions in South Africa, Zimbabwe, the United States and elsewhere; plans and objectives of management for future operations; Sibanye-Stillwater’s ability to obtain the benefits of any streaming arrangements or pipeline financing; the ability of Sibanye-Stillwater to comply with loan and other covenants and restrictions and difficulties in obtaining additional financing or refinancing; Sibanye-Stillwater’s ability to service its bond instruments; changes in assumptions underlying Sibanye-Stillwater’s estimation of its current mineral reserves; any failure of a tailings storage facility; the ability to achieve anticipated efficiencies and other cost savings in connection with, and the ability to successfully integrate, past, ongoing and future acquisitions, as well as at existing operations; the ability of Sibanye-Stillwater to complete any ongoing or future acquisitions; the success of Sibanye-Stillwater’s business strategy and exploration and development activities, including any proposed, anticipated or planned expansions into the battery metals or adjacent sectors and estimations or expectations of enterprise value (including the Rhyolite Ridge project); the ability of Sibanye-Stillwater to comply with requirements that it operate in ways that provide progressive benefits to affected communities; changes in the market price of gold, PGMs, battery metals (e.g., nickel, lithium, copper and zinc) and the cost of power, petroleum fuels, and oil, among other commodities and supply requirements; the occurrence of hazards associated with underground and surface mining; any further downgrade of South Africa’s credit rating; a challenge regarding the title to any of Sibanye-Stillwater’s properties by claimants to land under restitution and other legislation; Sibanye-Stillwater’s ability to implement its strategy and any changes thereto; the outcome of legal challenges to the Group’s mining or other land use rights; the occurrence of labour disputes, disruptions and industrial actions; the availability, terms and deployment of capital or credit; changes in the imposition of industry standards, regulatory costs and relevant government regulations, particularly environmental, sustainability, tax, health and safety regulations and new legislation affecting water, mining, mineral rights and business ownership, including any interpretation thereof which may be subject to dispute; the outcome and consequence of any potential or pending litigation or regulatory proceedings, including in relation to any environmental, health or safety issues; failure to meet ethical standards, including actual or alleged instances of fraud, bribery or corruption; the effect of climate change or other extreme weather events on Sibanye-Stillwater’s business; the concentration of all final refining activity and a large portion of Sibanye-Stillwater’s PGM sales from mine production in the United States with one entity; the identification of a material weakness in disclosure and internal controls over financial reporting; the effect of US tax reform legislation on Sibanye-Stillwater and its subsidiaries; the effect of South African Exchange Control Regulations on Sibanye-Stillwater’s financial flexibility; operating in new geographies and regulatory environments where Sibanye-Stillwater has no previous experience; power disruptions, constraints and cost increases; supply chain disruptions and shortages and increases in the price of production inputs; the regional concentration of Sibanye-Stillwater’s operations; fluctuations in exchange rates, currency devaluations, inflation and other macro-economic monetary policies; the occurrence of temporary stoppages or precautionary suspension of operations at its mines for safety or environmental incidents (including natural disasters) and unplanned maintenance; Sibanye-Stillwater’s ability to hire and retain senior management and employees with sufficient technical and/or production skills across its global operations necessary to meet its labour recruitment and retention goals, as well as its ability to achieve sufficient representation of historically disadvantaged South Africans in its management positions; failure of Sibanye-Stillwater’s information technology, communications and systems; the adequacy of Sibanye-Stillwater’s insurance coverage; social unrest, sickness or natural or man-made disaster at informal settlements in the vicinity of some of Sibanye-Stillwater’s South African-based operations; and the impact of HIV, tuberculosis and the spread of other contagious diseases, such as the coronavirus disease (COVID-19).

Further details of potential risks and uncertainties affecting Sibanye-Stillwater are described in Sibanye-Stillwater’s filings with the Johannesburg Stock Exchange and the United States Securities and Exchange Commission, including the 2021 Integrated Report and the annual report on Form 20-F for the fiscal year ended 31 December 2021 (SEC File no. 333-234096).

These forward-looking statements speak only as of the date of the content. Sibanye-Stillwater expressly disclaims any obligation or undertaking to update or revise any forward-looking statement (except to the extent legally required). These forward-looking statements have not been reviewed or reported on by the Group’s external auditors.

WEBSITES

References in this document to information on websites (and/or social media sites) are included as an aid to their location and such information is not incorporated in, and does not form part of, this report.